EXHIBIT 99.1

                  CONTACT: Nelson F. Isabel

Vice-President, Investor Relations and Corporate Communications

 (905) 286-3000

For Immediate Release:

BIOVAIL ANNOUNCES SETTLEMENT AGREEMENT
RELATED TO CARDIZEM® LA

TORONTO, Canada, December 4, 2007 — Biovail Corporation (NYSE, TSX: BVF) today announced that its subsidiary, Biovail Laboratories International SRL (BLS), has reached a settlement agreement with Watson Pharmaceuticals, Inc. (NYSE: WPI), with respect to patent litigation against Watson subsidiary Andrx Pharmaceuticals, Inc. related to Andrx’s abbreviated new drug application for a generic version of Cardizem® LA, Biovail’s once-daily formulation of diltiazem.

Under the terms of the settlement agreement, BLS will receive a royalty based on sales of Watson’s generic formulation of Biovail’s Cardizem® LA.   The agreement generally provides that Watson will not commence marketing and sales of its generic equivalent product earlier than April 1, 2009, at which time royalty payments will begin.  As part of the settlement, Biovail has granted Watson an exclusive license to its U.S. patents covering Cardizem® LA for a generic version of Cardizem® LA.

Other details concerning the settlement have not been disclosed.

The settlement is subject to court approval, and will be submitted to the Assistant Attorney General in charge of the Antitrust Division of the Department of Justice and the Federal Trade Commission within 10 days of its execution.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.